Management's Assertion on Compliance
with the Minimum Servicing Standards Set Forth in the Uniform Single Attestation Program for Mortgage Bankers

Report of Management

We, as members of management of National City Coporation, the parent corporation of National City Bank, successor by merger to The Provident Bank (Provident), are responsible for assessing the compliance with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP), as described in Appendix 1, of PCFS Mortgage Resources (PCFS) a former division of Provident. PCFS's management was responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of PCFS's compliance with the minimum servicing standards as set forth in the USAP,as described in Appendix 1, as of November 30, 2004 and for the eleven months then ended. Based on this evaluation, we assert that during the eleven months ended November 30, 2004, PCFS complied, in all material respects, with the minimum servicing standards set forth in the USAP, except for noncompliacne with the minimum servicing standards described in Appendix 2.

January 1, 2004 through June 30, 2004, PCFS had in effect a fidelity bond in the amount of $30,000,000 and an errors and omissions policy in the amount of $30,000,000. Beginning July 1, 2004 and continuing through November 30, 2004, PCFS had in effect a fidelity bond in the amount of $200,000,000 and an errors and omissions policy in the amount of $250,000,000.


/s/  John D. Gellhausen
     John D. Gellhausen
     Executive Vice President
     National City Corporation

     March 12, 2005



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Report on Management's Assertion on Compliance
with the Specified Minimum Servicing Standards Set Forth in the
Uniform Single Attestation Program for Mortgage Bankers

Report of Independent Accountants

Board of Directors
National City Corporation

We have examined management's assertion, included in the accompanying report titled Report of Management, that, except for noncompliance with the minimum servicing standards described in Appendix 2, PCFS Mortgage Resources (PCFS), a former division of The Provident Bank (the Bank), complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP), as described in Appendix 1, during the eleven month period ended November 30, 2004. Management is responsible for assessing PCFS's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about PCFS's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about PCFS's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on PCFS's compliance with specified requirements.

In our opinion, management's assertion that, except for noncompliance with the minimum servicing standards described on Appendix 2, PCFS complied with the aforementioned requirements, as described in Appendix 1, during the eleven month period ended November 30, 2004, is fairly stated, in all material respects.




		         			/s/ ERNST & YOUNG LLP

March 12, 2005



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Appendix 1

Specified Minimum Servicing Standards

I. Custodial Bank Accounts

1. Reconciliations shall be prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts. These reconciliations shall:

a. be mathematically accurate;

b. be prepared within forty-five (45) calendar days after the cutoff date. The cutoff date is the date as of which a bank account is reconciled every month. It may, or may not, coincide with a prescribed investor reporting date but shall be consistent from period to period;

c. be reviewed and approved by someone other than the person who prepared the reconciliation; and

d. document explanations for reconciling items. These reconciling items shall be resolved within ninety (90) calendar days of their original identification.

2. Funds of the servicing entity shall be advanced in cases where there is an overdraft in an investor's or a mortgagor's account.

3. Each custodial account shall be maintained at a federally insured depository institution in trust for the applicable investor.

4. Escrow funds held in trust for a mortgagor shall be returned to the mortgagor within thirty (30) calendar days of payoff of the mortgage loan.

II. Mortgage Payments

1. Mortgage payments shall be deposited into the custodial bank accounts and related bank clearing accounts within two (2) business days of receipt.

2. Mortgage payments made in accordance with the mortgagor's loan documents shall be posted to the applicable mortgagor records within two (2) business days of receipt.

3. Mortgage payments shall be allocated to principal, interest, insurance, taxes or other escrow items in accordance with the mortgagor's loan documents.

4. Mortgage payments identified as loan payoffs shall be allocated in accordance with the mortgagor's loan documents.

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Appendix 1

Specified Minimum Servicing Standards (continued)

III.	Disbursements

1. Disbursements made via wire transfer on behalf of a mortgagor or investor shall be made only by authorized personnel.

2. Disbursements made on behalf of a mortgagor or investor shall be posted within two (2) business days to the mortgagor's or investor's records maintained by the servicing entity.

3. Tax and insurance payments shall be made on or before the penalty or insurance policy expiration dates, as indicated on tax bills and insurance premium notices, respectively, provided that such support has been received by the servicing entity at least thirty (30) calendar days prior to these dates.

4. Any late payment penalties paid in conjunction with the payment of any tax bill or insurance premium notice shall be paid from the servicing entity's funds and not charged to the mortgagor, unless the late payment was due to the mortgagor's error or omission.

5. Amounts remitted to investors per the servicer's investor reports shall agree with cancelled checks, or other form of payment, or custodial bank statements.

6. Unissued checks shall be safeguarded so as to prevent unauthorized access.

IV.	Investor Accounting and Reporting

1. The servicing entity's investor reports shall agree with, or reconcile to, investors' records on a monthly basis as to the total unpaid principal balance and number of loans serviced by the servicing entity.


V. Mortgagor Loan Accounting

1. The servicing entity's mortgage loan records shall agree with, or reconcile to, the records of mortgagors with respect to the unpaid principal balance on a monthly basis.

2. Adjustments on adjustable rate mortgage (ARM) loans shall be computed based on the related mortgage note and any ARM rider.

3. Escrow accounts shall be analyzed, in accordance with the mortgagor's loan documents, on at least an annual basis.

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Appendix 1

Specified Minimum Servicing Standards (continued)


V. Mortgagor Loan Accounting (continued)


4. Interest on escrow accounts shall be paid, or credited, to mortgagors in accordance with the applicable state laws.

VI. Delinquencies

1. Records documenting collection efforts shall be maintained during the period a loan is in default and shall be undated at least monthly. Such records shall describe the entity's activities in monitoring delinquent loans including, for example, phone calls, letters and mortgage payment rescheduling plans in cases where the delinquency is deemed temporary (i.e., illness or unemployment).

VII. Insurance Policies

1. A fidelity bond and errors and omissions policy shall be in effect on the servicing entity throughout the reporting period in the amount of coverage represented to investors in management's assertion.






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Appendix 2

Appendix to the Report of Management

Area of Non-Compliance #1- Custodial Bank Accounts

1. Reconciliations were not being prepared in accordance with Specified Minimum Servicing Standards I.1b and I.1d. Individual findings, based on testing a sample of twenty-seven reconciliations, included the following:
     For six reconciliations, the date that the investor reconciliation was prepared could not be verified.
     For one reconciliation, an incorrect wire amount was noted.
     For eleven reconciliations, items greater than 90 days were noted as outstanding reconciling items.
     For twelve reconciliations, unexplained differences were noted.

Management Response: Exceptions similar to this item had been previously identified in 2003 and were being addressed as part of the reconciliation project where outside consultants were brought in to help research and correct the outages. All reconciliations were completed to the required servicing standard upon sale of PCFS.

Area of Non-Compliance #2- Disbursements

1. Disbursements made for escrow were not being made in accordance with Specified Minimum Servicing Standard III.3. Individual findings, based on testing a sample of twenty-seven disbursements, included the following:
     For three disbursements, escrow funds held in trust for a mortgagor were not disbursed by the required due date.

Management Response: Errors resulted from human error, rather than a system or process errors. In addition, all such errors were resolved without cost to the customer.

2. Disbursements made to investors were not being made in accordance with Specified Minimum Servicing Standards III.2 and III.5. Individual findings, based on testing a sample of twenty-seven disbursements, included the following:
     For one required disbursement, there was no remittance made to an investor.
     For one disbursement, the support for the amount of an investor remittance could not be located by the Company.

Management Response: The investor had previously notified the Company that the loan was not theirs and current contact with the investor revealed they were no longer in business. The loan was subsequently moved to another investor. PCFS has historically had delays in reconciling investor remittances with this investor. There were no outstanding remittance reconciliations issues with the investor at the time of the sale of PCFS.

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Appendix 2

Appendix to the Report of Management (continued)

3. Inquiries regarding Company procedures for safeguarding of unissued checks to prevent unauthorized access, in accordance with Specified Minimum Servicing Standard III.6, could not be completed as at the time of fieldwork, since the Atlanta office, where disbursements checks were prepared, was already closed due to the sale of PCFS.

Area of Non-Compliance #3 - Mortgagor Loan Accounting

1. Computations of adjustments to adjustment rate mortgage loans were not being made in accordance with Specified Minimum Servicing V.2. Individual findings, based on testing a sample of twenty-seven accounts, included the following:
     For four accounts, incorrect rate adjustment terms in the mortgage loan accounting system were noted.

Management Response: During the timeframe tested, a manual review process was in place to identify and correct ARM adjustment errors prior to a rate change notice being sent to customers. Management believes, therefore, that any errors detected in the audit would have been identified and corrected in the normal course of business operations.